LONMIN Plc
4 GROSVENOR PLACE, LONDON SW1X 7YL
TEL 020 7201 6000 FAX 020 7201 6100
www.lonmin.com

82-191

TCH/pw

29 April 2002

LONMIN

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA

SUPPL

Dear Sirs

Rule 12G3-2 Exception. Registration No. 82. 191 Lonmin Plc (formerly known as Lonrho Plc)

In accordance with rule 12g3-2(a)(2)(b)(1)A(i)(ii) I enclose hereto copies of the Company's recent News Release dated 26 April 2004 in respect of the merger of AngloGold and Ashanti, and change in diretorate.

Yours faithfully

Teresa Heritage
Assistant Company Secretary

News Release Issued By Lonmin Plc on Monday 26 April 2004

Merger of AngloGold and Ashanti, and change in directorate

Lonmin Plc ("Lonmin") notes that the merger of Ashanti Goldfields Company Limited ("Ashanti") and AngloGold Limited ("AngloGold") (the "Merger") has now passed all of the procedural, legal and regulatory requirements, and the announcement today by Ashanti and AngloGold of the completion of the Merger.

As a result of the completion of the Merger:

- Lonmin is due to receive repayment of the Mandatorily Exchangeable Notes (MENs) and accrued interest, amounting to approximately $79 million in total, and anticipates receiving this amount in cash on 27 April 2004. Following the redemption of the MENs, the cash proceeds will be used to reduce Group debt.

- Lonmin will be allotted 10.44 million shares in the capital of the new entity resulting from the Merger, AngloGold Ashanti, equating to approximately 4% of that company's enlarged issued share capital, with a market value (based on the closing mid-market quote for AngloGold ADR's in New York on 23 April 2004) of approximately $347m.

- As outlined in the Chairman's remarks at the Lonmin annual general meeting on 5 February 2004, upon completion of the Merger, Dr Sam Jonah KBE has today resigned from his position as a non-executive director of Lonmin, and the board has accepted this resignation. The board thanks Dr Jonah for his enormous contribution to Lonmin over the past 35 years, and for his service as a director of Lonmin since 1992. The board wishes him well in his new role as President of AngloGold Ashanti.

For further information please contact:

Lonmin Plc
John Robinson, Finance Director +44 (0)20 7201 6000

Cardew Chancery
Anthony Cardew +44 (0)20 7930 0777